SEC FILE NO. 70-7727

                                       and

                             SEC FILE NO. 70-8593



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                FirstEnergy Corp.

------------------------------------------
                                          :
      In the matter of                    :
      FirstEnergy, Corp.                  :     Certificate Pursuant
                                          :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
      SEC File No. 70-7727                :
      SEC File No. 70-8593                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     In August 2000, FirstEnergy Corp. (FirstEnergy) entered into an agreement to merge with GPU, Inc., (GPU) under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 and is being accounted for by the purchase method. As of November 7, 2001 GPU merged with and into FirstEnergy and ceased its separate existence. This filing excludes the activity for the period of merger close (November 7, 2001) through December 31, 2001 for FirstEnergy Generation Corp. which is an exempt wholesale generator (EWG).

     The undersigned, FirstEnergy hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the
Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 19, 2000, December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994,
September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated December 26, 2000, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows.

     The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727.

1.   Guarantees Issued
     -----------------

     As successor-by-merger to GPU, FirstEnergy assumed all obligations of GPU under the following guarantees which were outstanding during the period October 1, 2001 through December 31, 2001:

          (a) Guaranty dated September 1, 1999 for up to $21.3 million in connection with the conversion of a construction loan to a term loan for the Termobarranquilla (TEBSA) project in Colombia. This guarantee expires four years after the loan conversion date (September 2003).

          (b) Guarantee of the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), both of which are subsidiaries of GPU Power, Inc. (GPU Power), which is a wholly-owned subsidiary of FirstEnergy, under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is $5.8 million.

          (c) Guaranty to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $8.1 million) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term, which expires in August 2004. Lake Cogen, Ltd. is a former subsidiary of GPU International, Inc., which was sold by GPU to Aquila Energy Corporation (Aquila) in December 2000. Aquila has indemnified FirstEnergy for any losses which FirstEnergy may incur under this guaranty.

2.   Services obtained from associated companies
     -------------------------------------------

     None.

3.   Services provided to associated companies
     -----------------------------------------

     None.

4.   Investments by FirstEnergy in Exempt Wholesale Generators
     ----------------------------------------------------------
     and Foreign Utility Companies, and Percentage of Equity Ownership
     -----------------------------------------------------------------

     Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of December 31, 2001 in EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                             First      First
                           Energy's    Energy's  % Owners not affiliated with
                                                 ----------------------------
                                                     FirstEnergy
                                                     -----------
                  FUCO     Investment  Equity
Associate          or      at 12/31/01 Owner-                          Type of
Company           EWG       ($000)     ship     Name of Entity          Entity
-------           ----      ------     ----     --------------          ------


Exempt Wholesale Generators and Foreign Utility Companies:
---------------------------------------------------------

Empresa           EWG         33,000    50%     AFP Prevision BBV      Foreign
Guaracachi S.A.                                 AFP Futuro de Bolivia  Foreign

Guaracachi        EWG         50,111*  100%     Not Applicable          N/A
America, Inc.

GPU Power, Inc.   EWG        152,998   100%     Not Applicable          N/A

EI International  EWG          1,098*  100%     Not Applicable          N/A

GPUI Colombia,    EWG          1,318*  100%     Not Applicable          N/A
Ltda.

Victoria Electric FUCO       166,240   100%     Not Applicable          N/A
Inc.

Midlands          FUCO       929,143   100%     Not Applicable          N/A
Electricity plc

Austran Holdings  FUCO        66,533   100%     Not Applicable          N/A
Inc.

Termobarranquilla EWG         91,937    29%     ABB Energy Ventures, Foreign
S.A.                                             Inc.
                                                Lancaster Steel      Foreign
                                                Distral Group        Foreign
                                                 Corp. Electrica     Foreign
                                                 De la Costa
                                                 Atlantica

EI Barranquilla,  EWG         39,906*  100%     Not Applicable          N/A
Inc.

Barranquilla      EWG         49,415*  100%     Not Applicable          N/A
Lease Holdings, Inc.

Los Amigos        EWG             12*  100%     Not Applicable          N/A
Leasing Company, Ltd.

GPU International EWG           (495)* 100%     Not Applicable          N/A
Asia, Inc.

                               First    First
                             Energy's  Energy's %Owners not affiliated with
                                                 ---------------------------
                                                     FirstEnergy
                                                     -----------
                  FUCO     Investment  Equity
Associate         or       at 12/31/01 Owner-                        Type of
Company           EWG       ($000)     ship     Name of Entity       Entity
-------           ---      -------     ----     --------------       ------


Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------


International Power
Advisors, Inc.    EWG          3,316*  100%     Not Applicable          N/A

Empresa
Distribuidora Electrica
Regional,S.A.     FUCO       361,440   100%     Not Applicable          N/A

Total Aggregate
Investment in
EWGs & FUCOs *            $1,415,520
                           =========

(*) FirstEnergy's aggregate investment does not include the items shown with asterisks in order to avoid duplication.


     As of December 31, 2001, FirstEnergy also owned, directly or indirectly, a 100% interest in each of the following EWGs, in which its aggregate investment did not exceed $10,000: GPU Power Ireland, Inc.; GPU Power Philippines, Inc.; Austin Cogeneration Corporation; Austin Cogeneration Partners, L.P.; and Hanover Energy Corporation.

     In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 1 above, the following is reported:

1.   Financial Statements
     --------------------

     A copy of GPU Capital, Inc.'s (GPU Capital) and GPU Power's unaudited Consolidated Balance Sheets as of December 31, 2001 and unaudited Consolidated Statements of Operations for the twelve months ended December 31, 2001 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

     GPU Capital was incorporated to secure financing to prepay indebtedness of certain subsidiaries of GPU Electric, Inc. (GPU Electric), and for working capital purposes including investments and acquisitions. A capital contribution was made to GPU Capital of all of the issued and outstanding common stock of GPU Electric, which then became a wholly-owned subsidiary of GPU Capital. GPU Capital is a wholly-owned subsidiary of FirstEnergy.

     GPU Capital and GPU Electric own and operate electric transmission and distribution systems outside the United States and will be referred to as "GPU Electric."

2.   Investments in Exempt Entities
     ------------------------------

     In 1996, Avon Energy Partners Holdings, Inc. (Avon) was formed to acquire a 50% ownership interest in Midlands Electricity plc (Midlands), an English regional electric company. A wholly-owned subsidiary of Avon purchased the outstanding shares of Midlands through a cash tender offer of British pound 1.7 billion (approximately U.S. $2.6 billion). FirstEnergy's interest in Avon is held by EI UK Holdings, Inc. (EI UK), a wholly-owned subsidiary of GPU Electric.

     At the time of acquisition, EI UK borrowed approximately British pound 342 million (approximately U.S. $586 million) through a five-year bank term loan facility to fund its investment in Holdings. In addition to the amount invested by EI UK, Holdings borrowed approximately British pound 1.1 billion (U.S. $1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

     In July 1999, GPU Electric acquired the additional 50% ownership interest in Avon for British pound 452.5 million (approximately US $714 million). Accordingly, GPU Electric is the sole owner of Midlands' electric distribution and contracting businesses as well as independent power plants worldwide. The acquisition was financed at that time through a US $250 million equity contribution, the issuance of US $50 million of commercial paper by GPU Capital, and a two-year British pound 245 million (approximately US $357 million) credit agreement entered into by EI UK.

     In March 2002, FirstEnergy announced that it had finalized terms of an agreement pursuant to which Aquila will acquire a 79.9% interest in Avon for approximately $1.9 billion including the assumption of $1.6 billion of debt. The transaction is expected to be completed in April 2002.

     In December 2001, FirstEnergy disposed of its ownership in GPU GasNet and related companies, a natural gas transmission business in Australia, through an initial public offering of GasNet's common stock. The IPO provided net proceeds of $125 million to FirstEnergy and immediately removed $290 million of GasNet-related debt from FirstEnergy's consolidated debt.

     In 1999, GPU Electric acquired Empresa Distribuidora Electrica Regional, S.A. (Emdersa), an Argentine holding company, for $375 million. The acquisition was financed at that time through the issuance of commercial paper by GPU Capital and a $50 million capital contribution.

     A significant portion of the acquisition debt associated with FirstEnergy's ownership of the above mentioned FUCOs has been refinanced or retired as follows:

     GPU Capital had a $1 billion, 364-day senior revolving credit agreement which expired in November 2001. In November 2001, all outstanding borrowings were paid in conjunction with the completion of the FirstEnergy/GPU merger and the facility was terminated.

     GPU Electric had a $150 million credit facility, which was due to expires in May 2002, to accommodate short-term borrowing needs. In November 2001, this credit facility was terminated in conjunction with the completion of the FirstEnergy/GPU merger.

     GPU Australia Holdings had a $180 million senior revolving credit facility, which expired in November 2001. In October 2001, all outstanding borrowings under this credit facility were paid and the facility was terminated.

     EI UK Holdings, Inc. had a British pound 245 million (US $357 million) credit facility consisting of a two tranches British pound 144 million and British pound 101 million). In November 2001, all outstanding borrowings were paid in conjunction with the FirstEnergy/GPU merger and the facility was terminated.

3.   Description of Exempt Entities in Which There are Funds Invested
      ----------------------------------------------------------------

Empresa Guaracachi, S.A.
------------------------

     In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA). EGSA has an aggregate capacity of 338 MW of natural gas-fired and oil-fired generation facilities located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi which represents more than one-third of Bolivia's generation capacity.

Termobarranquilla, S.A.
-----------------------

     In October 1995, GPU Power, through EI Barranquilla, Inc., acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA). TEBSA has an aggregate capacity of 890 MW of gas-fired generation facilities located near Barranquilla, Colombia. Electricity generated by these facilities is sold to Corporacion Electrica de la Costa Atlantica under a long-term (20.5 years) contract.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

     Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), owns and leases to TEBSA equipment in generation facilities constructed and operated by TEBSA. The lease provides for TEBSA to make monthly lease payments to Leaseco through September 2011.

Midlands Electricity plc (Midlands)
-----------------------------------

     Midlands distributes electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns an independent power production business that generates electricity in England and internationally.

Emdersa
-------

     Emdersa owns three electric distribution companies that serve three provinces in northwest Argentina. The three distribution companies serve approximately 335,000 customers throughout a service territory of approximately 124,300 square miles. The provinces have a total population of about 1.5 million.

4.   Services Obtained From Associated Companies
     -------------------------------------------

     GPU Service, Inc. provided administrative services to GPU Power and GPU Electric in the amount of $314,771 and $541,391 respectively, for the three months ended December, 2001, in support of operations and management activities.

5.   Services Provided to Associated Companies
     -----------------------------------------

     A description of services provided by GPU Power to associate companies during the period October 1, 2001 through December 31, 2001 will be filed separately under a request for confidential treatment under Rule 104(b). GPU Electric did not provide any services to associate companies during the period October 1, 2001 through December 31, 2001.

     In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

          a) FirstEnergy's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of December 31, 2001 is as follows:

                                                      (In Thousands)
                                                      --------------
FUCOs

Midlands Electricity plc                              $     929,143
Emdersa                                                     361,440
                                                          ---------
      Subtotal                                            1,290,583
                                                          ---------

EWGs

Termobarranquilla, S.A.                               $      91,937
Empresa Guaracachi, S.A.                                     33,000
                                                          ---------
      Subtotal                                              124,937
                                                          ---------

      Aggregate Investment in FUCOs and EWGs          $   1,415,520
                                                          =========


          b) As of December 31, 2001 (In Thousands) FirstEnergy's Aggregate Investment in FUCOs and EWGs is $1,415,520


Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
-----------------------------------------------------------------------------

Total capitalization                $ 24,373,265                   5.8%
Net utility plant                   $ 12,428,429                  11.4%
Total consolidated assets           $ 37,351,513                   3.8%
Market value of common equity       $  8,508,755                  16.6%


          c) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of December 31, 2001 (In Thousands)

                                       Amount                        %
                                       ------                        -

Common equity                       $  7,398,599                    32.2
Cumulative preferred stock               756,043                     0.7
Subsidiary-obligated mandatorily
  redeemable preferred securities        529,450                     1.2
Subsidiary-obligated trust
  preferred securities                       -                        -
Long-term debt                        14,841,107                    60.1
Notes payable                            848,066                     3.8
                                      ----------                   -----

      Total capitalization          $ 24,373,265                   100.0%
                                     ===========                   =====


      d) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at December 31, 2001:

Closing Market Price per Share                                  $  34.98
Book Value per Share                                            $  25.29
Market-to Book Ratio of Common Stock                               138.3%


      e) Analysis of Growth in Retained Earnings for FirstEnergy and Subsidiary Companies intentionally omitted due to the FirstEnergy/GPU merger in November 2001.

      f) Statements of Operations for the period ended December 31, 2001 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

               Termobarranquilla, S.A.
               GPUI Colombia, Ltda.
               Empresa Guaracachi, S.A.
               GPU International Australia Pty., Ltd.
               Emdersa
               Midlands Electricity plc

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       FirstEnergy Corp.



                                       ------------------------------
                                       By:/s/ Harvey L. Wagner
                                       Harvey L. Wagner
                                       Vice President and Controller




Date: April 22, 2002